                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF APRIL, 2001.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                             TOWER B, 10(TH) FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F       X      Form 40-F
                    -----------            ------------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                No       X
             -----------        -----------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

                                 CNH GLOBAL N.V.


Form 6-K for the month of April, 2001

List of Exhibits:

1. Registrant's Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of March and Cumulative for 3 Months, 2001, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of February 2001 Relative to Industry Results or Levels, Compared with Prior Year Periods

                                                          [CNH GLOBAL N.V. LOGO]

                                 CNH Global N.V.

                Summary North American Retail Unit Sales Activity
             For Selected Agricultural and Construction Equipment,
          During the Month of March and Cumulative for 3 Months, 2001,
     And Indicators of North American Dealer Inventory Levels for Selected
                                  Agricultural
                     Equipment at the End of February 2001
    Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Equipment Manufacturers Institute ('EMI') and of the Canadian Farm and Industrial Equipment Institute ('CFIEI').

These industry data are based on unit sales as preliminarily reported by EMI and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.'s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the EMI and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.'s dealer's inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market nor of CNH Global N.V.'s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.'s relative performance in that market.

Copies of the relevant Agricultural Flash report from EMI and CFIEI follow the table.

Page 2                           CNH Global N.V.             March N.A. Activity

--------------------------------------------------------------------------------------------------------------------------
                                      SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY
--------------------------------------------------------------------------------------------------------------------------
                            TOTAL NORTH AMERICAN                             CNH RELATIVE PERFORMANCE
CATEGORY                          INDUSTRY                                         (ALL BRANDS)
--------------------------------------------------------------------------------------------------------------------------
RETAIL UNIT SALES:
MONTH OF MAR. 2001
--------------------------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)            +9%                                      down low single digits
--------------------------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)          +10%                                   down moderate double digits
--------------------------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)            (6%)                                     down low double digits
--------------------------------------------------------------------------------------------------------------------------
4 wheel drive tractors              +17%                                    up moderate double digits
--------------------------------------------------------------------------------------------------------------------------
Total tractors                       +7%                                      down low double digits
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Combines                            +64%                      up moderate double digits, but less than the industry
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Loader/backhoes                     (32%)                 down moderate double digits, moderately more than the industry
--------------------------------------------------------------------------------------------------------------------------
Skid Steer Loaders                  (25%)                  down low double digits, moderately better than the industry
--------------------------------------------------------------------------------------------------------------------------
Total Heavy
Construction Equipment              (21%)                 down moderate double digits, moderately more than the industry
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
RETAIL UNIT SALES:
3 MONTHS, 2001
--------------------------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)            +8%                                      down low single digits
--------------------------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)           +8%                                      down low double digits
--------------------------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)            +8%                                      down low double digits
--------------------------------------------------------------------------------------------------------------------------
4 wheel drive tractors              +12%                   up high double digits, significantly more than the industry
--------------------------------------------------------------------------------------------------------------------------
Total tractors                       +8%                                      down high single digits
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Combines                            +47%                                               flat
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Loader/backhoes                     (25%)                down moderate double digits, moderately more than the industry
--------------------------------------------------------------------------------------------------------------------------
Skid Steer Loaders                  (13%)                        down low double digits, in line with the industry
--------------------------------------------------------------------------------------------------------------------------
Total Heavy
Construction Equipment              (15%)                   down low dougle digits, slightly better than the industry
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
DEALER INVENTORIES:
END OF FEBRUARY 2001
--------------------------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)    8.7 months supply                            1 month less than the industry
--------------------------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)   6.5 months supply                         about 1 month less than the industry
--------------------------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)    5.6 months supply                         about 1 month less than the industry
--------------------------------------------------------------------------------------------------------------------------
4 wheel drive tractors       5.3 months supply                         about 1 month less than the industry
--------------------------------------------------------------------------------------------------------------------------
Total tractors               7.5 months supply                       more than 1 month less than the industry
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Combines                     3.2 months supply                         about 1 month higher than the industry
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

Dated: April 16, 2001

                            MARCH 2001 FLASH REPORT
                             U.S. UNIT RETAIL SALES
                        (Report released April 11, 2001)

------------------------------------------------------------------------------------------------------------------
                                                                                                         February
                                                                                                           2001
                                                                                                        U.S. Field
                       March         March           %                                           %      ----------
EQUIPMENT              2001          2000           Chg.      Y-T-D 2001    Y-T-D 2000          Chg.     Inventory
---------              ----          ----           ----            ----          ----          ----     ---------
                                                                                                             *
------------------------------------------------------------------------------------------------------------------
2 Wheel Drive
------------------------------------------------------------------------------------------------------------------
Under 40 HP            6,673         6,146          8.60%       14,255        13,311            7.10%     60,254

------------------------------------------------------------------------------------------------------------------
40 & Under 100         4,275         3,762         13.60%        9,865         9,055            8.90%     27,122
HP
------------------------------------------------------------------------------------------------------------------
100 HP & Over          2,097         2,251         -6.80%        4,647         4,350            6.80%      7,420

------------------------------------------------------------------------------------------------------------------
Total                 13,045        12,159          7.30%       28,767        26,716            7.70%     94,796

------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
4 Wheel Drive            435           371         17.30%          879           742           18.50%      1,329

------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Total Farm            13,480        12,530          7.60%       29,646        27,458            8.00%     96,125
Wheel
Tractors

------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Combines                 327           196         66.80%        1,016           641           58.50%      1,463
(Self-
Propelled)
------------------------------------------------------------------------------------------------------------------

[Graphic data included at this point in the Flash Report has been omitted due to the inability of it being reproduced in the Edgarization process. Such data is available from the Equipment Manufacturers Institute.]

Published monthly, the EMI Agriculture Flash Report compares monthly data from the current and past year of the U.S. unit retail sales of two and four wheel drive tractors and self-propelled combines. Data shown on the report are estimates which are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. Data presented in the report represents most, but not all, of the manufacturers in each product category being sold at retail in the 50 states and the District of Columbia.

Note: Ag Flash Report is updated every 15th of the month.

For further information, please contact Jeanine Conwell, EMI Director of Statistics or Mary Matimore, EMI Statistical Assistant.


                       Equipment Manufacturers Institute
                 10 S. Riverside Plaza - Chicago, IL 60606-3710
                    Phone: 312-321-1470 - Fax: 312-321-1480
                              E-mail: emi@emi.org


         Copyright(C) 2001 by the Equipment Manufacturers Institute. All rights reserved.

CFIEI Industry News                                                  Page 1 of 2


                                  [CFIEI LOGO]


                             MARCH 2001 FLASH REPORT

                      CANADA REPORT - RETAIL SALES IN UNITS
                        (Report released April 16, 2001)

The Canadian Farm & Industrial Equipment Institute, Burlington, Ontario today announced retail sales of farm tractors and combine harvesters in Canada for the month.

These data are based on unit sales reported by CFIEI member companies. This report includes most, but not all of the machines and implements sold in each of these categories. These data are subject to revision from time to time and caution should be maintained when using the data for any purpose.

====================================================================================================================================
                                             March                     March                                   February
                                                                    Year-To-Date
====================================================================================================================================
                                                                                                          2001           2000
                                                             %                                 %        Canadian       Canadian
Equipment                         2001        2000          Chg.      2001        2000        Chg.       (Field)        (Field)
                                                                                                        Inventory      Inventory
====================================================================================================================================
2 Wheel
Tractors
====================================================================================================================================
Under 40 HP                         289         258         12.0%       714         611       16.0%       3,486          2,443

====================================================================================================================================
40& Under 100 HP                    447         518        -13.7%     1,128       1,110        1.6%       3,310          3,496

====================================================================================================================================
100 HP & Over                       303         296          2.4%       626         525       19.2%       1,543          1,346

====================================================================================================================================
Total                             1,039       1,072         -3.1%     2,468       2,246        9.9%       8,339          7,285

====================================================================================================================================

====================================================================================================================================
4 WD Tractors                        55          49         12.2%       106         137      -22.6%         243            222

====================================================================================================================================

====================================================================================================================================
Total Farm                        1,094       1,121         -2.4%     2,574       2,383        8.0%       8,582          7,507
Wheel Tractors

====================================================================================================================================

====================================================================================================================================
Combines                             50          34         47.1%       142         145       -2.1%         457            522
(Self-Propelled)
====================================================================================================================================

CFIEI Industry News                                                  Page 2 of 2

Back to Top
Main Menu

--------------------------------------------------------------------------------

                 CANADIAN FARM & INDUSTRIAL EQUIPMENT INSTITUTE
                           720 Guelph Line, Suite 307
                      Burlington, Ontario, Canada, L7R 4E2
                    Phone: 905-632-8483 * Fax: 905-632-7138
                             E-Mail: info@cfiei.ca

  Copyright(C) 2001 Canadian Farm & Industrial Equipment Institute. All rights reserved.

SEND MAIL TO WEBMASTER WITH QUESTIONS OR COMMENTS ABOUT THIS WEBSITE. LAST
MODIFIED: APRIL 16, 2001

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                         CNH Global N.V.



                                         By:  /s/Marsha J. Eberhardt
                                                 -------------------------------
                                                        Marsha J. Eberhardt
                                                        Assistant Secretary




April 16, 2001